

April 17, 2009

Via U.S. Mail and Facsimile

Mr. Kevan Hensman
Chief Financial Officer
Aspen Exploration Corporation
2050 S. Oneida St., Suite 208
Denver, CO 80224-2426

> **Re: Aspen Exploration Corporation**
> **Preliminary Schedule 14A, Amendment No. 1**
> **Filed April 7, 2009**
> **File No. 0-09494**

Dear Mr. Hensman:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Preliminary Schedule 14A, Amendment No. 1, Filed April 7, 2009

1.   We reissue the second sentence of our prior comment 4. Please revise the form of proxy accordingly.

Notes to Pro Forma Financial Statements of Aspen Exploration Corporation

Note B

2.   Please explain why you have made a pro forma adjustment to eliminate accrued assets and liabilities related to oil and gas operations. As noted in your introductory disclosure the balance sheet is presented as if the transaction occurred as of the date of the balance sheet. It is unclear why the accounts

receivable and payable balances that are a result of the activity prior to the balance sheet date, the date of the transaction, would not continue to be outstanding.

Notes C and D

3.   Disclose the rate used to calculate the pro forma tax adjustment and state, if true, that the rate used is the statutory rate in effect during the periods presented. Refer to Rule 11-02(b), Instruction (7).

4.   Please tell us where you have reported the pro forma adjustment for the income tax related to the sale transaction.

Form 8-K Filed February 19, 2009

5.   We note your response to our prior comment 8. Please provide us on a supplemental basis with the omitted schedules and exhibits, including Exhibit C. We remind you of the last sentence of Item 601(b)(2) of Regulation S-K. We may have additional comments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Davis
       M. Wojciechowski
       T. Levenberg
       N. Gholson
       Peter Waltz, Esq. – Burns, Figa & Will, P.C. (facsimile (303) 796-2777)